EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-135612) of H. J. Heinz Company of our report dated June 22, 2012, with respect to the statements of net assets available for benefits of H. J. Heinz Company Employees Retirement and Savings Plan as of December 31, 2011 and 2010, the related statement of changes in net assets available for benefits for the year ended December 31, 2011, and the related supplementary schedule of Schedule H, Line 4i -- schedule of assets (held at end of year) as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 11-K of H. J. Heinz Company Employees Retirement and Saving Plan.

/s/ Alpern Rosenthal

Pittsburgh, Pennsylvania
June 22, 2012